Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

May 10, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Copies of newspaper advertisement regarding audited financial results for the quarter and year ended March 31, 2025

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the audited financial results of the Company for the quarter and year ended March 31, 2025, as published in Business Standard and Andhra Prabha on May 10, 2025.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

4

Business Standard
HYDERABAD | SATURDAY, 10 MAY 2025

R SYSTEMS INTERNATIONAL LIMITED

[Corporate Identity Number : L74899DL1993PLC053579]
Registered Office: GF-1-A, 6, Devika Tower, Nehru Place, New Delhi - 110019
Corporate Office: 3rd Floor, Tower No. 1, IT/ITES SEZ of Artha Infratech Pvt. Ltd, Plot No. 21, Sector Tech Zone-IV, Greater Noida West, Gautam Buddha Nagar, Uttar Pradesh - 201306
Phone: +91-120-4303500 | Email: rsil@rsystems.com | Website: www.rsystems.com

COMMUNICATION TO SHAREHOLDERS REGARDING DEDUCTION OF TAX AT SOURCE ON DIVIDEND AND RECORD DATE INTIMATION

Notice is hereby given that the Board of Directors of R Systems International Limited ("R Systems"/ "Company") at its meeting held on May 08, 2025, has declared an Interim Dividend of Rs. 6.00/- per equity share of face Value of Re. 1/- each for the financial year ending on December 31, 2025. The record date for the purpose of determining the entitlement of the shareholders to the Interim Dividend 2025 is May 14, 2025. The said Interim Dividend will be paid on or before June 06, 2025.

In accordance with the provisions of the Income Tax Act, 1961, as amended, the Company shall deduct tax at source (TDS) at the time of making the payment of the dividend at the rates applicable to each category, residential status of shareholder and the documents submitted by them, as required by the Company.

Requisite documents and details to be submitted by the shareholders for exemption/ application of lower rates from TDS for various categories of shareholders, are available on the website of the Company at https://www.rsystems.com/communication-on-tax-deduction/. Shareholders are requested to upload the required documents with MUFG Intime India Private Limited (Formerly known as Link Intime India Private Limited), the Registrar and Share Transfer Agent ("RTA") of the Company at https://web.in.mpms.mufg.com/formsreg/submission-of-form-15g-15h.html latest by May 14, 2025.

Any communication on the tax determination/ deduction received post May 14, 2025 shall not be considered.

Communication sent to shareholders on May 09, 2025 through e-mail is available on the Company's website i.e. www.rsystems.com and also on the websites of the Stock Exchanges where Company's shares are listed i.e. National Stock Exchange of India Limited - www.nseindia.com & BSE Limited - www.bseindia.com.

For R Systems International Limited

Bhasker Dubey
(Company Secretary & Compliance Officer)

Date : May 09, 2025
Place : Greater Noida West, (U.P.)

U GRO Capital Limited

4th Floor, Tower 3, Equinox Business Park, LBS Road, Kurla, Mumbai 400070

POSSESSION NOTICE APPENDIX IV (SEE RULE 8(1)) (FOR IMMOVABLE PROPERTY)

Whereas, the undersigned being the Authorized Officer of **UGRO Capital Limited,** having its registered office at 4th Floor, Tower 3, Equinox Business Park, LBS Road, Kurla, Mumbai 400070 ,under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (54 of 2002) and in exercise of the powers conferred under Section 13 (12) read with rule 3 of the Security Interest (Enforcement) Rules, 2002, issued a demand notice to repay the amount mentioned in the notice together with interest thereon, within 60 days from the date of receipt of the said notice.
The borrowers having failed to repay the amount, notice is hereby given to the borrowers and the public in general that the undersigned has taken possession of the property described herein below in exercise of powers conferred on him under sub-section (4) of Section 13 of the Act read with Rule 8 of the said rules of the Security Interest (Enforcement) Rules 2002.on the day, month and year mentioned below.
The borrowers in particular and the public in general is hereby cautioned not to deal with the property and any dealings with the property will be subject to the charge of **UGRO Capital Limited** for the amount mentioned in the notice together with interest thereon. The borrower's attention is invited to provisions of sub-section (8) of section 13 of the Act, in respect of time available, to redeem the secured assets.

Sl. No.	Borrower Details	Demand Notice	Mortgaged Property	Possession Date
1.	1. M G TRADERS 2. MOHAMMED SADDAM 3. NAZIYA BEGUM Loan Account Number: UGHYDTH0000014690	Demand Notice dated 04.02.2025 for an amount of Rs. 21,86,923.53/- (Rupees Twenty One Lakh Eighty Six Thousand Nine Hundred Twenty Three and Paise Fifty Three Only) as on 03-02-2025	All that part and parcel of the immovable property bearing Open Plot, in Survey No. 140/AA, admeasuring 147.00 Sq Yards or 122.89 Sq. Meters, Situated at Upperpally Village, GHMC Rajendranagar Circle, Raga Reddy District, Telangana, and **Bounded by as under: North by-** Owners Land **South by-** Owners Land **East by-** Neighbours Land **West by-** 40'-0" Wide Road.	06-05-2025

Place: TELANGANA
Date: 10.05.2025
Sd/-(Authorised Officer)
For UGRO Capital Limited

DR. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF AUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2025

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on May 9, 2025 have approved the audited standalone and consolidated financial results for the quarter and year ended March 31, 2025.

The aforementioned financial results along with press release thereon are available on Company's website at https://drreddys.com/investor#investor-services#other-stock-exchange-intimations and can also be accessed by scanning a Quick Response Code given below:

For and behalf of Board of Directors of Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : May 09, 2025

Sd/-
G V Prasad
Co-Chairman and Managing Director
DIN:00057433

NEW NALLAKUNTA BRANCH — Union Bank of India

196b,Door No.2-2-1118/1/6, Shivam Road, New Nallakunta, Hyderabad-500044.

POSSESSION NOTICE

{RULE 8(1) OF SECURITY INTEREST (ENFORCEMENT) RULES 2002}

Whereas, the undersigned being the Authorized Officer of **Union Bank of India, New Nallakunta Branch,** under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest (Second) Act, 2002 (Act 54 of 2002) and in exercise of powers conferred under Section 13 (12) of the Act read with Rule 3 of the Security Interest (Enforcement) Rules, 2002 issued Demand Notice dated 24-02-2025 calling upon the **Borrower Mr. Vudugu Srinivas** to repay the amount mentioned in the notice being **Rs.51,68,727.25 (Rupees Fifty One Lakhs Sixty Eight Thousand Seven hundred and Twenty Seven and Paise Twenty Five only)** within 60 days from the date of receipt of the said notice.
The borrower having failed to repay the amount, notice is hereby given to the borrower and the public in general that the undersigned has taken possession of the property described herein below in exercise of powers conferred on him/her under Section 13(4) of the Act read with rule 8 of the said rules on this **08th Day of May of the year 2025.**
The borrower(s) in particular and the public in general is hereby cautioned not to deal with the property and any dealings with the property will be subject to the charge of **Union Bank of India** for an amount **Rs.51,68,727.25 (Rupees Fifty One Lakhs Sixty Eight Thousand Seven hundred and Twenty Seven and Paise Twenty Five only)** and interest thereon.
The borrower's attention is invited to provisions of Section 13(8) of the Act, in respect of time available, to redeem the secured asset.

DESCRIPTION OF IMMOVABLE PROPERTIES

All that Piece and parcel of House on Plot No.418 North Part, admeasuring 150 Sq. Yards, or equivalent to 125.41 Sq.Mtrs., having Plinth area 775 Sft., with RCC Roof, forming Part of Survey Nos. 129, 130, 131 and 132, Situated at Almasguda Village, Balapur Revenue Mandal, Ranga Reddy District, under Badangpet Municipal Corporation, Telangana, state having acquired the same through Sale deed Document Number 739/2024 executed in favour of **Sri. Vudugu Srinivas, S/o. Late Gowrinath,** and **bounded by:** North- Plot No.417, South- Plot No.418 South Part, East - Plot No. 419, West - 25' Wide Road.
Property Owners : **Mr. Vudugu Srinivas**

Date: 08/05/2025
Place: Hyderabad
Authorized Officer,
Union Bank of India

E-AUCTION SALE NOTICE

EDELWEISS ASSET RECONSTRUCTION COMPANY LIMITED

CIN: U67100MH2007PLC174759
Retail Central & Regd. Office: Edelweiss House, Off CST Road, Kalina, Mumbai 400098

E-AUCTION SALE NOTICE FOR SALE OF IMMOVABLE SECURED ASSETS UNDER THE SECURITISATION AND RECONSTRUCTION OF FINANCIAL ASSETS AND ENFORCEMENT OF SECURITY INTEREST ACT, 2002 READ WITH PROVISO TO RULE 8 (6) OF THE SECURITY INTEREST (ENFORCEMENT) RULES, 2002 ("RULES")

The financial facilities of **Edelweiss Housing Finance Limited (hereinafter referred to as "EHFL/Assignor")** have been assigned to Edelweiss Asset Reconstruction Company Limited acting in its capacity as trustee of **EARC-TRUST-SC-451** mentioned clearly in column provided. Pursuant to the said assignment, EARC stepped into the shoes of the Assignor and exercises its rights as the secured creditor. That EARC, in its capacity as secured creditor, had taken possession of the below mentioned immovable secured assets under 13(4) of SARFAESI Act and Rules there under.
Notice of **30 days** is hereby given to the public in general and in particular to the Borrower and Guarantor (s) that the below described immovable secured assets mortgaged in favor of the Secured Creditor, the physical possession of which has been taken by the Authorized Officer (AO) of Secured Creditor, will be sold on **"As is where is", "As is what is", and "Whatever there is"** basis, for recovery of the amounts mentioned herein below due to EARC together with further interest and other expenses/costs thereon deducted for any money received by EARC from Borrower and Guarantor. The Reserve Price and the Earnest Money Deposit are mentioned below for each property.

DETAILS OF SECURED ASSET PUT FOR AUCTION:

Sl. No	Loan Account No	Name of Borrower/ Co Borrower	Trust name	Total Outstanding Dues INR as on 08-05-2025	Reserve Price (In Rs)	Earnest Money Deposit (Emd) In Rs	Date & Time Of Auction	Type of Possession
1.	LWARSTH0000028538/Edelweiss Housing Finance Limited	1.Mr. RAMAGALLA RAVIKUMAR ("Borrower") 2. Mrs. RAMAGALLA ANJAMMA ("Co-Borrower") 3. Mrs. RAMAGALLA RAJINI ("Co-Borrower") 4.Mr. RAMAGIALLA SOMAIAH ("Co-Borrower")	EARC TRUST SC 451	Rs. 40,57,503.25	Rs. 37,30,000	Rs. 3,73,000	11-06-2025 At 11:30 AM	Physical

DETAILS OF THE MORTGAGED PROPERTY: The Open Plots Bearing Municipal House Nos. 6-1-17/10, 6-1-17/11 And 6-1-17/12 In Survey No. 60/B To An Extent Of 487-88 Sq. Yards I 407-86 Sq. Mts. Situated At Hanamkonda Road, Between Ambedkar Chourastha And Municipal Limits, Long Distance From Pwd Road, Jangaon Town, Jangaon Mandal, Jangaon District Within The Limits Of Jangaon Municipality And Within The Jurisdiction Of Joint Sub-Registrar-5, Jangaon And District Registrar, Warangal And **Bounded As Follows: East:** 9 Feet Wide Road, **West**: House Of Ramagalla Anjamma, **North**: Open Place Of K. Yathamma And Others, **South**: Open Place Of Ch. Yashoda Devi

Important Information regarding Auction Process:

1	All Demand Drafts (DD) shall be drawn in favor of "Edelweiss Asset Reconstruction Company Limited-EMD Account" and payable at Mumbai.	
2	EMD Payments made through RTGS shall be to: Name of the Account No. EDELWEISS ASSET RECONSTRUCTION COMPANY LIMITED - EMD ACCOUNT" **Account No:** 000405158602; **Name of the Bank** -ICICI BANK; **IFSC Code:** IFSC ICIC0000004	
3	Last Date of Submission of EMD	Received 1 day prior to the date of auction
4	Place for Submission of Bids	1st Floor, Edelweiss House, off CST Road, Kalina, Mumbai-400098
5	Place of Auction (Web Site for Auction)	**E-Auction (https://auction.edelweissarc.in)**
6	Contact Persons with Phone Nos.	**Toll free no – 18002666540 Website - https://auction.edelweissarc.in/**
7	Date & Time of Inspection of the Property	As per prior appointment

For detailed terms and conditions of the sale, please refer to the link provided in EARC's website i.e. **https://auction.edelweissarc.in**

Place: Mumbai
Date: 10.05.2025
Sd/- Authorized Officer
For Edelweiss Asset Reconstruction Company Limited

Edelweiss Asset Reconstruction

MAHARASHTRA INSECTICIDES LIMITED

(A Subsidiary Company of The M.A.I.D.C Ltd.)
Krushiudyog Bhavan, Aarey Milk Colony, Dinkarrao Desai Marg,Goregaon (E), Mumbai - 65. Tel. 022-28719364
E-mail - pesticidesmaidc65@gmail.com, milakola1@gmail.com,

CORRIGENDUM NOTICE

EOI Date Extension and Pre-bid meeting date revision for following EOI's are reschedule due to administrative reason as below.

TENDER TITLE
1. EOI for Procurement of Neem Based Pesticides (2025_DOA_1172943_1) 2. EOI For Procurement of Pheromone Traps & Different Types of Lures (2025_DOA_1172951_1) 3. EOI For Procurement of Fruit Fly Traps & Different types of Lures (2025_DOA_1173136_1) 4. EOI for Procurement of Different types of Micronutrients (2025_DOA_1172959_1) 5. EOI for Procurement of Different types of Bio-Pesticides (2025_DOA_1172965_1)
Revised Pre-bid Meeting Date and Time : 13/05/2025 11.00 AM
Revised EOI Closing Date and Time : 19/05/2025 17.00 PM

All the Bidders are requested to note the EOI's schedule as mention above and submit their offer accordingly.

For The Maharashtra Insecticides Ltd.,
Sd/-
(Vijay Patharkar)
Chief Executive

PANKAJ POLYMERS LIMITED

Regd. Office: 'E' Block, V Floor, 105, Surya Towers, S.P. Road, Secunderabad-500003, Telangana.
Tel: 040-27897743, 27897744, 27815895, Email: info@pankajpolymers.com, website: www.pankajpolymers.com
CIN: L24134TG1992PLCO14419

EXTRACT OF STATEMENT OF AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31st MARCH 2025

(Rs in Lakhs)

Particulars	Quarter Ended			Year Ended	
	31.03.2025 Audited	31.12.2024 Unaudited	31.03.2024 Audited	31.03.2025 Audited	31.03.2024 Audited
Total Income from operations (net)	105.32	52.69	49.58	227.38	257.64
Net Profit / (Loss) for the period (before Tax and Exceptional items)	(1.01)	(0.36)	(6.18)	(13.54)	(14.21)
Net Profit / (Loss) for the period before tax (after Exceptional items)	(1.01)	(0.36)	(6.18)	(13.54)	(14.21)
Net Profit / (Loss) for the period after tax (after Exceptional items)	(0.93)	(0.29)	(4.75)	(12.94)	(12.78)
Total Comprehensive Income for the period (Comprising profit/loss for the period after tax and other comprehensive income after tax)	(0.93)	(0.29)	(4.75)	(12.94)	(12.78)
Equity Shares Capital (Face value of Rs. 10/- each)	554.39	554.39	554.39	554.39	554.39
Other Equity				537.77	550.71
Earnings Per Share for the period (Face value Rs. 10/- each) - Basic & Diluted: (in Rs.)	(0.02)	(0.01)	(0.09)	(0.23)	(0.23)

Notes:
1 The above is extract of the details of Financial Results for the quarter and Year ended 31st March 2025 filed with the Bombay Stock Exchange under Regulation 33 of SEBI (Listing and Other Disclosure Requirements) Regulation, 2015. The full format of the Financial Results together with auditor report is available on the Stock Exchange website www.bseindia.com and on company's website www.pankajpolymers.com
2. The results for the quarter and Year ended March 31, 2025 were reviewed and recommended by the Audit Committee and thereafter approved by the Board of Directors of the Company at their respective meetings held on 09th May 2025. The above results have been reviewed by the Statutory Auditors of the Company in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

For and on Behalf of the Board Of Directors

Place: Secunderabad
Date: 09-05-2025

PANKAJ GOEL
MANAGING DIRECTOR
DIN : 00010059

STATE BANK OF INDIA

Nelakondapalli Branch-20247 KHAMMAM District Telangana, Email: sbi.20247@sbi.co.in

DEMAND NOTICE TO THE BORROWER

A notice is hereby given that the following **Borrower : M/S.MD OILS AUTO MOBLIE AND GENERAL STORES, Prop: Smt. Mohammad Zainab Sulthana,W/o : Mohammed Vajeed,** Opp indian Oil Petrol bunk, Nelakondapalli, Khammam-507160, also H.no: 15-8-111/606, B-block, Flat No. 606, CRG Paradise, Sri Nagar Colony, Khanapuram Haveli, khammam-507002. **Guaranter 1) Sri. Dosapati Chandrashekar Rao** S/o Ramadasu, **Guaranter 2) Sri. Mohammed javeed** S/o Khaja Mohinuddin, **Guaranter 3) Smt. Md Fahmeeda Farheen** W/o Javeed. **Loan A/c No.381449492382 Cash Credit** have defaulted in the repayment of principal and interest of the loans facility obtained by them from the **STATE BANK OF INDIA, Nelakondapali Branch (20247)** and the loans have been classified as Non-Performing Assets (NPA). The notices were issued to them under Section 13(2) of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 on their last known addresses, but they have been returned unserved and as such they are hereby informed by way of this public notice.

Borrower : Borrower : M/S.MD OILS AUTO MOBLIE AND GENERAL STORES, Prop: Smt. Mohammad Zainab Sulthana,W/o : Mohammed Vajeed, Opp indian Oil Petrol bunk, Nelakondapalli, Khammam-507160, also H.no: 15-8-111/606, B-block, Flat No. 606, CRG Paradise, Sri Nagar Colony, Khanapuram Haveli, khammam-507002. **Guaranter 1) Sri. Dosapati Chandrashekar Rao** S/o Ramadasu, **Guaranter 2) Sri. Mohammed javeed** S/o Khaja Mohinuddin, **Guaranter 3)Smt. Md Fahmeeda Farheen** W/o Javeed.

Date of Demand Notice : 02-05-2025 **Date of NPA : 1-05-2025**

Amount Outstanding : Rs.22,23,008/- (Rupees Twenty two lakhs twenty three thousand eight rupees only) as on 02-05-2025 and you are also liable to pay feature intrest with effect from **03-05-2025** at the contractual rate on the aforesaid amount together with incidental expenses, costs, charges etc.

Details of Properties / Address of Secured Assets to be Enforced :
All that the part and parcel of the OPEN Plot No. 2, in Survey No 127/A, total area 534.04 square yards or 446 .50 square meters. Situated at of velugumatla khammam urban, khammam municipality, Khammam district, registered at office of the sub registrar khammam, belonging to **Mohammed Javeed S/o Khaja Mohinuddinvide Sale Deed Document No. 10693/2018, Dated 28.09.2018.** Bounded by **East:** Plot No.03, **West:** 100 feet wide road, **North:** Plot No.1, **South:** Plot No.5

The steps are being taken for substituted service of notice. The above Borrower(s) and / or their Guarantor(s) (whenever applicable) are hereby called upon to make payment of outstanding amount within 60 days from the date of publication of this notice, failing which further steps will be taken after expiry of 60 days from the date of this notice under sub-section (4) of Section 13 of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002.

Date : 09-05-2025, Place : Khammam Sd/- Authorised Officer, STATE BANK OF INDIA

TATA CAPITAL HOUSING FINANCE LIMITED

Regd. Office: 11th Floor, Tower A, Peninsula Business Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai – 400013. CIN No. U67190MH2008PLC187552. Contact No. (022) 61827414, (022) 61827375

POSSESSION NOTICE (FOR IMMOVABLE PROPERTY)
(As per Rule 8(1) of the Security Interest Enforcement Rules, 2002)

Whereas, the undersigned being the Authorized Officer of the **TATA Capital Housing Finance Limited.,** under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and in exercise of powers conferred under section 13(12) read with rule 3 of the Security Interest (Enforcement) Rules, 2002, issued a demand notice dated as below calling upon the Borrowers to repay the amount mentioned in the notice within 60 days from the date of the said notice.
The borrower, having failed to repay the amount, notice is hereby given to the borrower, in particular and the public, in general, that the undersigned has taken Possession of the property described herein below in exercise of powers conferred on him under section 13(4) of the said Act read with rule 8 of the said Rules.
The borrower, in particular, and the public in general, are hereby cautioned not to deal with the property and any dealings with the property will be subject to the charge of the **TATA Capital Housing Finance Limited,** for an amount referred to below along with interest thereon and penal interest, charges, costs etc. from date of demand notice.
The borrower's attention is invited to provisions of sub-section (8) of Section 13 of the Act, in respect of time available, to redeem the secured assets.

Sl. No.	Loan Account No.	Name of Obligor(s)/Legal Heir(s)/Legal Representative(s)	Amount & Date of Demand Notice	Date of Possession
1.	TCHHL0456000100216226 & TCHIN0456000100217824.	Mr. PALIKI CHAKRAVARTHI as Borrower and Mrs. PALIKI MADHAVI (Co-Borrower)	As on 15-02-2025 an amount of Rs. 32,72,905/- (Rupees Thirty Two Lakh Seventy Two Thousand Nine Hundred and Five Only) & Demand notice dated.15-02-2025	07th May, 2025

Description of Secured Assets/Immovable Properties: All that site measuring in an extent of 38 sq yards or 31.772 being undivided and unspecified share out of total extent of 2419.61 sq yards (area allotted to Simhadri Hills block) being Northern part of total extent of 4832.82 sq yards of 4040.87 sq mtrs together with Flat No.SE-2 measuring 100 sq feet in 4th Floor and one Asst No.1086491709 of "SIMHADRI HILLS" of Garudadri Apartment situated at Old Gopalapatnam area covered by Survey No.25/2 of Gopalapatnam village, within the limits of greater Visakhapatnam Municipal Corporation and Gopalapatnam registration District., standing on the name of Mr. Paliki Chakravathi vide Settlement Deed No.2220/2023 and bounded as follows:- Boundaries of the site **East:** property of Datla Suryanarayana Raju purchased by others; **South:** Venkatadri Hills block of Garudadri Apartments; **West:** Railway road; **North:** Property of railways; **Boundaries of Flat No.SE-2 in the 4th Floor: East:** open space; **South:** lift and flat No.SE-3; **West:** Common corridor; **North:** Flat No. SE-1.

Place: VISAKHAPATNAM
Date: 10.05.2025
Sd/- Authorised Officer
For Tata Capital Housing Finance Limited

Bank of Baroda — Malleshwaram 10th Cross Branch

No.16, 10th Cross, Malleshwaram, Bangalore-560003
Ph: 080-23441879 / 23344127, E-mail: vjmawa@bankofbaroda.com

SALE NOTICE FOR SALE OF IMMOVABLE PROPERTY "APPENDIX-IV-A[See proviso to Rule 6 (2) & 8 (6)]

E-Auction Sale Notice for Sale of Immovable Assets under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 read with proviso to Rule 6 (2) & 8 (6) of the Security Interest (Enforcement) Rules, 2002.

Notice is hereby given to the public in general and in particular to the Borrower(s) and Guarantor(s) that the below described immovable property mortgaged/charged to the Secured Creditor, possession of which has been taken by the Authorized Officer of Bank of Baroda, The Secured Creditor, will be sold on **"As is where is", "As is what is", and "Whatever there is"** for recovery of below mentioned account. The details of Borrower/s/Guarantor/s/Secured Asset/s/Dues/Reserve Price/e-Auction date & Time, EMD and Bid Increase Amount are mentioned below –

Sl. No.	Name & address of Borrower/s, Mortgagor/s and Guarantor/ s	Description of the Immovable Property	Total Dues	Date & Time of E-Auction	Reserve Price, EMD Bid Increase Amount & Last date of EMD Amount	Status of Possession (Constructive / Physical)	Property Inspection Date & Time
1	**(1) Mrs. Nemelipuri Pushpalatha,** W/o Mr.Krishna Chandra Srikanth Nemelipuri D/o Mr. Theppala Krishna Rao 53-38-7, 4F-4, Shiva Karthik Residency KRM Colony, Seetammadhara Visakhapatanam, Andhra Pradesh-530013 **(2) Mrs. Nemelipuri Pushpalatha** W/o Mr.Krishna Chandra Srikanth Nemelipuri U-7,474, Upper Edward Street, Spring Hill 4000 Australia **(3) Mrs. Nemelipuri Pushpalatha** W/o Mr. Krishna Chandra Srikanth Nemelipuri Flat No. 102 P.No. 137 Pranav Arcade Siddartha Nagar, SR Nagar Hyderabad-500038 **(4) Mr. Theppala Krishna Rao** S/o Mr. Laxminarayana Rao 53-38-7, 4F-4,Shiva Karthik Residency KRM Colony, Seetammadhara Visakhapatanam, Andhra Pradesh-530013.	**Schedule A Property:** All that piece and parcel of immovable property bearing residentially converted land in **Sy No.119/2** (Vide Official Memorandum No.ALN(A)(SH)SR98A/2011-12 dated 21/10/2011 issued by the Deputy commissioner, Bangalore District), presently bearing Handenahalli Village Panchayath Khata No.92/180, situated at S. Medahalli Village, Sarjapur Hobli, Anekal Taluk, Bangalore Rural District, totally measuring 69815 Sq.ft. (Out of the total extent of **1 Acres 32 Guntas,** an area measuring **52'10"x162'8"** on the Northern Side is left for the Road widening) and the land bounded on: East by : Property bearing Sy No.119/1, West by: Property bearing Sy No.119/3, North: Road, South by: Property bearing Sy No.117. **Schedule B Property: 2333.58 Sq.ft**, Share of undivided interest in the schedule A Property with a right to construct and own Schedule C Property is the subject matter of sale in this Deed. **Schedule C Property:** Apartment / residential **unit No.180/7A** also known as A6, (presently bearing E Khata No.180/7A, SI No. 150200102701020439) on the basement, ground, first and second floors, of **VAISHANAVI ANANTYA,** being constructed on Schedule 'A' Property in terms of sanction plan, vide LAO 91/2011-12, dated 10.02.2012, duly sanctioned by the Anekal Development Authority, consisting of living, dining room, **4 Bedrooms,** kitchen, bathroom/s and toilet/s, balconies, servant's room together with common areas and facilities attributable thereto, with a super built up area of **5121.65 sq.ft.** (Built up area / plinth area is 3812.265Sq.ft and proportionate common area is 1309.293 sq.ft), and A Covered car parking space, measuring **270 sq.ft**, along within the exempted amenities. The Villa is of RCC roofing, vitrified tiled flooring, wooden doors and windows and the Villa is bounded by: East by : Boulevard and Mayura Daffodils, West by : Villa No.180/8B, North by : Villa No. 180/6A, South by : Indus International School .	**Rs.4,33,89,810/-** (Rupees Four Crore Thirty Three Lakhs Eighty Nine Thousand Eight Hundred Ten Only) and interest thereon from **04.02.2024** at the contractual rate plus cost, charges and expenses till date of payment.	10.06.2025 Time of 2.00 pm to 6.00 pm	**Reserve Price Rs.3,96,41,000/- EMD: Rs.39,64,100/- Bid Increment Amount Rs.1,00,000/-**	Physical	With Prior Appointment from the Authorized officer.

For detailed terms and conditions of sale, please refer/visit to the website link https://www.bankofbaroda.in/e-auction and online auction portal Baanknet.com. Also, prospective bidders may contact the Authorised officer on Tel No. 080-23344127, Mobile : 9663895779

Date: 07.05.2025
Place:- Bengaluru
Sd/-Authorised Officer,
Bank of Baroda

Indian Bank

Alwal Branch 1-23-555/1 NEAR RAJIV NAGAR BHOODEVI NAGAR ALWAL,TIRUMALAGIRI PO, SECUNDERABAD, TELANGANA Hyderabad 500015

APPENDIX- IV-A [See proviso to rule 8 (6)
Sale Notice for sale of Immovable Properties

E-Auction Sale Notice for Sale of Immovable Assets under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 read with proviso to Rule 8 (6) of the Security Interest (Enforcement) Rules, 2002
Notice is hereby given to the public in general and in particular to the Borrower (s) and Guarantor (s) that the below described immovable property mortgaged/charged to the Secured Creditor, the Physical/Constructive(Symbolic) (whichever is applicable) possession of which has been taken by the Authorised Officer of Indian Bank, ALWAL branch, Secured Creditor, will be sold on "As is where is", "As is what is", and "Whatever there is" on 16.06.2025 for recovery of Rs. 5486982.00 (as on 06.02.2025) due to the Indian Bank, ALWAL branch, Secured Creditor, from Mr. Kancharla Mohanachary and kancharla Uday Kumar.(Name and address of the borrower/guarantor).
The specific details of the property intended to be brought to sale through e-auction mode are enumerated below:

Item No 1: Flat No. 102, Municipal Door No 2-27/2/F-102/A/1 (PTIN No 1200908471), First Floor, SRI KALYAN HOMES FORTUNA having Plinth area 1079.8 Sq Feet and common area of 113.2 Square Feet Totaling to 1193 Sq Feet and with one Car Parking, along with proportionate undivided share of land admeasuring an area of 49 sq.yds equivalent to 40.97 Sq Mtrs. (out of the total extent of Land admeasuring 840 Sq Yds), bearing Plot No 50, 51 and 52 in survey Nos 327, 329, 330, 331 and 323/5 situated at TURKAYAMJAL Village, Abdullapurmet Revenue Mandal, Ranga Reddy District, under Turkayamjal Municipality, Registration Sub District, Vanasthalipuram

Prior Encumbrances on property	NIL
Reserve Price	Rs.54,63,000/-
EMD Amount	Rs.5,46,000/-
Bid incremental amount	Rs 10000/-
Date and time of e-auction	16.06.2025
Property ID No.	IDIB7648080344

Bidders are advised to visit the website (https://www.baanknet.com) of our e auction service provider PSB Alliance Pvt. Ltd. to participate in online bid. For Technical Assistance Please call 8291220220. For Registration status and for EMD status please email to support.baanknet@psballiance.com.For property details and photograph of the property and auction terms and conditions please visit: https://www.baanknet.com and for clarifications related to this portal, please contact PSB Alliance Pvt. Ltd, Contact No. 8291220220.Bidders are advised to use Property ID Number mentioned above while searching for the property in the website with https://www.baanknet.com

Date : .08.05.2025
Place :. Alwal
Sd/-Authorised Officer,
Indian Bank

Contact Person: 1. Branch Manager, Abhishek Kumar Ph:7995077923
2. Authorised Officer Manisha Maurya , Ph:9666655491

FORM NO.3
(See Regulaton-15(1)(a)]

IN DEBTS RECOVERY APPELLATE TRIBUNAL AT KOLKATA

9, Old Post Office Street, 7th Floor, Kolkata - 700001
Misc Appeal No. 38 of 2024
Arising out OA No. 82 of 2016- DRT I Hyderabad

Stressed Assets Stabilization Fund (SASF) ...Applicant
Versus
Sanghi Polyester Limited (In Liq.) & Ors. ...Defendants

To,
1. **Shri Ram Sharan Sanghi, S/o Paramanand Sanghi,** R/o plot No. 29/31, Road No.12, Banjara Hills, Hyderabad-500034. (Respondent No.2)
2. **Shri Sudhir Sanghi, S/o Shri Ram Sharan Sanghi,** R/o plot No. 29/31, Road No.12, Banjara Hills, Hyderabad-500034. (Respondent No.4)
3. **General Insurance Corporation of India (GIC),** Rep by its dy General Manager, Suraksha, 170, Jamshedji Tata Road, Mumbai 400001.(Respondent No.15)
4. **United India Insurance Corporation Ltd. (UII)** rep. by its dy General Manager, 24 White's Road Chennai-600014. (Respondent No. 19).
5. **Unit Trust of India (UTI) Administration of Specialised, Undertaking of UTI,** Rep by its asst.general manager department of Investment Monitoring, UTI Tower, GN Block, 7th Floor, Bandra Kurla Complex, Bandra East, Mumbai- 400051. (Respondent no.20)
6. **Dena Bank, Rep by its dy General Manager** 5-1-757 1st Floor,, Bank Street, Hyderabad-500195. (Respondent No.25).
7. **Lakshmi Vilas Bank,** Rep by its dy. General Manager, Bank Street, Koti, Hyderabad- 500095. (Respondent No.29).

SUMMONS

1. WHEREAS the appellant has filed an appeal U/S 20 of the RDDBFI, Act, 1993 against the order passed by the Ld. Presiding Officer, DRT I Hyderabad in O.A No.82 of 2016, and other reliefs. You are hereby summoned to appear and file written statement before this Tribunal at 10.30 a.m. or at such time immediately thereafter according to the convenience of Tribunal on 14/05/2025 to answer the claim.
2. If you intend to file any documents, you may file the same with a list along with the objection.
3. You should file your registered address and a memo of appearance when you enter appearance before the Tribunal either in person or by a pleader/Advocate duly instructed.
4. Take notice that, in default of, your appearance on the day mentioned herein before, the proceeding will be heard and determined in your absence.

Given under my hand and the seal of this Tribunal on this 08th Day of May 2025

SEAL

Signature of the officer
Authorized to issue Summons.
Registrar
Debts Recovery Appellate Tribunal
Kolkata

శనివారం 10 - 5 - 2025 ఆంధ్రప్రభ హైదరాబాద్ 5

తెలంగాణ చీఫ్ ఇన్ఫర్మేషన్ కమిషనర్‌గా డా.జీ. చంద్రశేఖర్‌రెడ్డి

• ప్రమాణం చేయించిన గవర్నర్ జిష్ణుదేవ్ వర్మ

హైదరాబాద్, ఆంధ్రప్రభ: తెలంగాణ రాష్ట్ర సమాచార హక్కు చట్టం కమిషన్ చీఫ్ ఇన్ఫర్మేషన్ కమిషనర్‌గా డా. జి చంద్రశేఖర్ రెడ్డి శుక్రవారం ప్రమాణ స్వీకారం చేశారు. మధ్యాహ్నం 12.05 గంటలకు ఆయన పదవీ బాధ్యతలు స్వీకరించారు. రాజ్‌భవన్ దర్బార్ హాల్లో నిర్వహించిన ప్రత్యేక కార్యక్రమంలో జి.చంద్రశేఖర్ రెడ్డిచే రాష్ట్ర గవర్నర్ జిష్ణు దేవ్ వర్మ పదవీ ప్రమాణ స్వీకారం చేయించారు. ఈ కార్యక్రమంలో రాష్ట్ర మంత్రులు జూపల్లి కృష్ణ రావు, శాసన మండలి చైర్మన్ గుత్తా సుఖేందర్ రెడ్డి, డిప్యూటీ చైర్మన్ బండ ప్రకాశ్, రాష్ట్ర రైతు కమీషన్ చైర్మన్ కోదండ రెడ్డి. రాష్ట్ర ప్రభుత్వ ప్రధాన కార్యదర్శి రామకృష్ణా రావు, డీజీపీ జితేందర్, రాష్ట్ర ఎన్నికల సంఘం కమీషనర్ రాణి కుమిదిని, విజిలెన్స్ కమీషనర్ ఎం.జీ.గోపాల్, సీ.ఎం.ఓ. అధికారులు శేషాద్రి, శ్రీనివాస రాజు, మాణిక్ రాజ్, వేముల శ్రీనివాసులు, రాజ్ భవన్ కార్యదర్శి దాన కిషోర్, ప్రభుత్వ ప్రత్యేక ప్రధాన కార్యదర్శి జయేష్ రంజన్, మహేష్ దత్ ఎక్కా, సీనియర్ ఐఏఎస్ అధికారులు రఘునందన్ రావు, బుద్ధ ప్రకాష్, వినయ్ కృష్ణా రెడ్డి, అడిషనల్ డీజీపీ మహేష్ భగవత్ తదితరులు హాజరయ్యారు. డా. చంద్ర శేఖర్ రెడ్డి ఈ పదవిలో మూడు సంవత్సరాలపాటు లేదా ఆయనకు 65 ఏళ్ల వయసు వచ్చే వరకు ఉంటారు. తనపై నమ్మకంతో బాధ్యతలు అప్పగించిన సీఎం రేవంత్‌రెడ్డికి ఆయన ధన్యావాదాలు తెలిపారు. ప్రజలకు సమాచారం అందజేతలో తన వంతు బాధ్యతలు నిర్వహిస్తానని వెల్లడించారు.

రేపే ఈఏపీ సెట్ ఫలితాలు

• విడుదల చేయనున్న సీఎం రేవంత్ • ఉదయం 11 గంటలకు సీఎం నివాసంలో ఫలితాల ప్రకటన • వెంటనే వెబ్‌సైట్లో ఫలితాలు, ర్యాంకుల వివరాలు

హైదరాబాద్ ,ఆంధ్రప్రభ బ్యూరో : రాష్ట్ర వ్యాప్తంగా ఇంజనీరింగ్, అగ్రికల్చర్,ఫార్మసీ కోర్సుల్లో ప్రవేశానికి జేఎన్టీయూ నిర్వహించిన ఉమ్మడి ప్రవేశ పరీక్ష (ఈఏపీసెట్-2025) ఫలితాలను ఆదివారం ఉదయం ముఖ్యమంత్రి రేవంత్ రెడ్డి విడుదల చేయనున్నారు. ఇప్పటికే ఈ ప్రవేశ పరీక్ష ప్రాథమిక కీని విడుదల చేసిన ఈఏపీ సెట్ కన్వీనర్ ఫలితాలతో పాటే తుది కీ ప్రకటించనున్నారు. ఫలితాలను సీఎం రేవంత్ రెడ్డి ఆదివారం ఉదయం జూబ్లీహిల్స్‌లోని తన అధికారిక నివాసంలో విడుదల చేస్తారని, అనంతరం వెబ్‌సైట్లో ఫలితాలను అందుబాటులో ఉంచుతామని ఈఏపీ సెట్ కన్వీనర్ జేఎన్టీయూ సివిల్ ఇంజనీరింగ్ విభాగం సీనియర్ ప్రొఫెసర్ డాక్టర్ బి.డీన్ కుమార్ తెలిపారు. ఏపీసెట్ పరీక్షలు ఏప్రిల్ 28న ప్రారంభమై మే 4తో ముగిసిన సంగతి తెలిసిందే. వారం రోజుల వ్యవధిలోనే ఉమ్మడి ప్రవేశ పరీక్ష ఫలితాలను ప్రకటిస్తుండడం విశేషం. ఈఏపీసెట్‌లో ఇంజనీరింగ్ విభాగానికి 2,20, 327 మంది దరఖాస్తు చేసుకోగా.. 2,07,190 మంది అంటే 94.04 శాతం మంది విద్యార్థులు పరీక్షకు హాజరయ్యారు.

అగ్రికల్చర్,ఫార్మసీ విభాగం పరీక్షలకు రాష్ట్ర వ్యాప్తంగా 86,762 మంది దరఖాస్తు చేసుకోగా.. అందులో 81,198 మంది అంటే 93.59 శాతం మంది హాజర య్యారు. ప్రాథమిక కీపై వచ్చిన అభ్యంతరాలను దృష్టిలో ఉంచుకుని సబ్ జెక్టు నిపుణులను నియమించిన ఈఏపీ సెట్ కమిటీ వారిచ్చే నివేదిక ఆధారంగా మూల్యాంకనం ప్రక్రియకు శ్రీకారం చుట్టనుంది. ఆదివారం ఉదయం 11 గంటలకు ఫలితాలను ప్రకటిస్తున్నందున మూడు గంటల ముందు మూల్యాంకనం చేపట్టి ఫలితాల వివరాలను వెల్లడించనుంది. ఇంజనీరింగ్‌తో పాటు అగ్రికల్చర్,ఫార్మసీ విభాగాల్లో తొలి పది ర్యాంకులు సాధించిన వివరాలను వెల్లడిస్తామని అధికారులు తెలిపారు.

మిస్‌వరల్డ్ పోటీలను రద్దు చేయాలి

• విశ్వహిందూ పరిషత్ డిమాండ్

హైదరాబాద్, ఆంధ్రప్రభ : నగరంలో మిస్ వరల్డ్ పోటీలను రద్దు చేయాలని విశ్వహిందూ పరిషత్ డిమాండ్ చేసింది. శత్రుదేశాల ప్రతినిధులతో పోటీలు ఎలా జరుపుతారని ప్రభుత్వాన్ని ప్రశ్నించింది. పాకిస్థాన్, బంగ్లాదేవ్, టర్కీ, కెనడా దేశాల ప్రతినిధులతో అందాల పోటీలు ఎలా నిర్వహిస్తారు..? అని వీహెచ్‌పీ జాతీయ అధికార ప్రతినిధి డా. రావినూతల శశిధర్ ప్రశ్నించారు. ఈ విషయమై శుక్రవారం ఆయన ఒక ప్రకటన విడుదల చేశారు. హైదరాబాద్‌లో రక్షణరంగ సంస్థల చుట్టూ (డీఆర్‌డీవో, డీఆర్‌డీఎల్) నివాసాలు ఏర్పాటు చేసుకున్న అక్రమ చొరబాటుదారు లను వెంటనే హైదరాబాద్ నుంచి వెనక్కి పంపించాలని రాష్ట్ర ప్రభుత్వాన్ని డిమాం డ్ చేశారు. కాగా.. మిస్ వరల్డ్ పిస్కోవాతో సహా 111 దేశాల నుంచి సుందరీ మణులంతా హైదరాబాద్‌కు చేరుకున్నారు. శనివారం నుంచి హైదరాబాద్‌లో మిస్ వరల్డ్ -2025 పోటీలు జరగనున్నాయి. ఈ పోటీల్లో పాల్గొనే భామలు, న్యాయ నిర్ణేతలు, అతిథులు అంతా ఇప్పటికే నగరానికి చేరుకున్నారు.

ఐఆర్ఇఎల్ (ఇండియా) లిమిటెడ్

(భారత ప్రభుత్వ రంగ సంస్థ - అణుశక్తి శాఖ)

మనవలకురిచి, తమిళనాడు, ఇ-మెయిల్: purchase-mk@irel.co.in

ఐఎస్ఓ 9001, 14001 & 45001 యూనిట్, ఫోన్: 04651-200402

సిఐఎన్: యు15100ఎంహెచ్1950జిఒఐ008187

రిఫ్: ఎంకెఎ. ఎడిపిటి/2025-26/01

/టెండరు ప్రకటన

ఐఆర్ఇఎల్ మనవలకురిచి యూనిట్ వారు దిగువ వాటి కొరకు టెండర్లు ఆహ్వానిస్తున్నారు.

టెండరు నెం.	వివరణ
జిఇఎం/2025/బి/6186960	400-450 కిలో గ్రాముల సామర్థ్యం యొక్క సిలిండర్లలో నింపిన లిక్విఫైడ్ పెట్రోలియం గ్యాస్ (ఎల్‌పిజి) యొక్క సరఫరా
ఐఆర్ఇఎల్/ఎంకె/ఐటి/01/2526	ఎంకె ప్లాంట్‌లో వివిధ గిడ్డంగి మరియు స్టోర్ యార్డ్ యొక్క పునర్నిర్మాణం

విస్తృత టెండరు డాక్యుమెంట్‌ను https://gem.gov.in, https://www.irel.co.in, మరియు సిపిపి పోర్టల్ నుండి డౌన్‌లోడ్ చేసుకొనవచ్చును.

పై టెండరుకు ఏదేని సవరణ / విస్తరణ ఉంటే పై వెబ్‌సైట్లలో మాత్రమే ఉంచబడును.

CBC 48147/12/0002/2526 సిజిఎం & హెడ్, ఎంకె [illegible]

ఇంటర్‌లో అడ్మిషన్లు పెంచేందుకు కృషి చేయండి

•కృష్ణ ఆదిత్య

హైదరాబాద్, ఆంధ్రప్రభ : అడ్మిషన్ల పెరుగుదల, విద్యార్థులకు మెరుగైన సదుపాయాల కల్పనపై రాబోయే విద్యా సంవత్సరానికి కసరత్తు చేస్తున్నట్లు ఇంటర్మీడియట్ బోర్డు కార్యదర్శి కృష్ణ ఆదిత్య తెలిపారు. అకడమిక్ మాడ్యూల్, విద్యార్థుల బయోమెట్రిక్ అటెండెన్స్‌ను సమర్థవంతంగా అమలు చేసి విద్యార్థులకు క్రమశిక్షణ పెంచే విధంగా నిర్ణయాలు తీసుకున్నామని తెలిపారు. శుక్రవారం ఇంటర్ బోర్డు రాష్ట్ర కార్యాలయంలో ఇంటర్మీడియట్ పబ్లిక్ పరీక్షలు- 2025 ఫలితాల విశ్లేషణపై రాష్ట్రస్థాయి సమీక్షా సమావేశం నిర్వహించారు. ఇందులో వివిధ జిల్లాల ఇంటర్మీడియట్ విద్యాధికారులు (డీఐఈవోలు), జిల్లా పరీక్షల కమిటీ సభ్యులు, చీఫ్ కోడింగ్ అధికారులు పాల్గొన్నారు. పరీక్షల నిర్వహణలో స్ట్రాంగ్ రూమ్ ఏర్పాటులో అధికారుల బాధ్యతలను అభినందించారు. రాబోయే విద్యా సంవత్సరానికి ఇప్పటి నుంచే ప్రణాళిక సిద్ధం చేయాలన్నారు. ఉత్తీర్ణత శాతం పెరిగే విధంగా, గుణాత్మక విద్యా బోధనకు అవసరమైన అన్ని వసతులను కళాశాలలకు అందించేందుకు ప్రభుత్వం కృషి చేస్తోందన్నారు. వాటన్నింటికి సంబంధించి తగిన చర్యలు తీసుకోవాలని సూచించారు. ఈ దిశగా అధ్యాపకులు నిబద్ధతతో పని చేసి లక్ష్యసాధనలో భాగస్వాములు కావాలని కోరారు.జిల్లా స్థాయిలో ఇటీవల కలెక్టర్ల ఆధ్వర్యంలో నిర్వహించిన సమావేశాల వివరాలు, ఫలితాల విశ్లేషణ, అడ్మిషన్ల ప్రణాళిక, విద్యార్థులకు బస్ సౌకర్యం, హాస్టల్ వసతి, కళాశాలల అఫిలియేషన్ ప్రక్రియ, విద్యార్థుల హాజరు పెంపుదలపై సమీక్షించారు.

భాండాగారణ వికాస ఔర్ వినియామక ప్రాధికరణ

भांडागारण विकास और विनियामक प्राधिकरण

भारत सरकार

एन सीयू आई भवन, चौथी मंज़िल, 3, सीरी इंस्टीट्यूशनल एरिया, अगस्त क्रान्ति मार्ग, हौज़ खास, नईदिल्ली - 110016, दूरभाष - 49536496, 49092978

WDRA

వేర్ హౌసింగ్ డెవలప్‌మెంట్ మరియు రెగ్యులేటరీ అథారిటీ

భారత ప్రభుత్వం

ఎన్‌సియుఐ బిల్డింగ్, 4వ అంతస్తు, 3, సిరి ఇన్‌స్టిట్యూషనల్ ఏరియా, అగస్ట్ క్రాంతి మార్గ్, హౌజ్ ఖాస్, న్యూఢిల్లీ-110016. టెలిఫోన్ నెం. 49536496, 49092978.

ఎఫ్.ఎన్ఓ.ఎల్-11/1/2024-ఐటి తేది: 24.04.2025

డబ్ల్యుడిఆర్ఎ లో మధ్యవర్తి (ల) యొక్క జాబితాలో చేరుట కొరకు దరఖాస్తులు ఆహ్వానించుట కొరకు ప్రకటన

ది వేర్ హౌసింగ్ డెవలప్‌మెంట్ మరియు రెగ్యులేటరీ అథారిటీ (ఇకమీదట డబ్ల్యుడిఆర్ఎ), వేర్ హౌసింగ్ (డెవలప్‌మెంట్ మరియు రెగ్యులేషన్) చట్టం, 2007 క్రింద ఏర్పాటయిన చట్టబద్ధమైన ఆర్గనైజేషన్ వారు ఐదు సంవత్సరాల కాల వ్యవధి కొరకు మధ్యవర్తి (లు) ను జాబితాలో చేర్చాలని ప్రతిపాదిస్తున్నారు. దరఖాస్తుల ఆహ్వానం యొక్క వివరాలు "టెండర్లు/ఇఓఐ" క్రింద www.wdra.gov.in వద్ద పొందవచ్చును.

షరతులు పూర్తిచేసే దరఖాస్తుదారులు వార్తాపత్రికలో ఇట్టి నోటీసు ప్రచురించబడిన తేదీ నుంచి 30 రోజులలోపు "మధ్యవర్తులు జాబితాలో చేరుట కొరకు దరఖాస్తు" అని కవరుపై పైన వ్రాస్తూ సీలు వేసిన కవరులో అవసరమైన డాక్యుమెంట్లతోపాటు వారి దరఖాస్తులను డైరెక్టర్ (ఎ & ఎఫ్) వేర్ హౌసింగ్ డెవలప్‌మెంట్ మరియు రెగ్యులేటరీ అథారిటీ, 4వ అంతస్తు, ఎన్‌సియుఐ బిల్డింగ్, 3, సిరి ఇన్‌స్టిట్యూషనల్ ఏరియా, అగస్ట్ క్రాంతి మార్గ్, హౌజ్ ఖాస్, న్యూఢిల్లీ-110016 వారికి సమర్పించవలెను.

అప్‌డేట్స్ మరియు సవరణల కొరకు, తరచుగా డబ్ల్యుడిఆర్ఎ యొక్క వెబ్‌సైట్‌ను దర్శించవలెను. డబ్ల్యుడిఆర్ఎ వద్ద జాబితాలో చేరుట కొరకు దరఖాస్తు చేయుటవలన డబ్ల్యుడిఆర్ఎ యొక్క ప్యానెల్‌పై వారు జాబితాలో చేరు విధంగా దరఖాస్తుదారుకు ఎలాంటి హక్కు / హామీ సంక్రమించదు.

వారు జాబితాలో చేరుటను నిర్ధారించు లేఖలు విడిగా జారీ చేయడం జరుగుతుంది.

సం/-

అసిస్టెంట్ డైరెక్టర్ (ఎ&ఎఫ్,సి)

CBC 08109/12/0002/2526

Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED

email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF AUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2025

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on May 9, 2025 have approved the audited standalone and consolidated financial results for the quarter and year ended March 31, 2025.

The aforementioned financial results along with press release thereon are available on Company's website at https://drreddys.com/investor#investor-services#other-stock-exchange-intimations and can also be accessed by scanning a Quick Response Code given below:

For and behalf of Board of Directors of Dr. Reddy's Laboratories Limited

Sd/-

G V Prasad

Co-Chairman and Managing Director

DIN:00057433

Place : Hyderabad

Date : May 09, 2025

సైబర్ నేరస్థుల కొత్త దందా

•ఆర్మీ అధికారులమంటూ సందేశాలు • టీజీఎస్ఆర్టీసీ ఎండీ సజ్జనార్ కీలక ట్వీట్

హైదరాబాద్,ఆంధ్రప్రభ క్రైం బ్యూరో: దేశ సరిహద్దుల్లో ఉద్రిక్తత పరిస్థితుల నేపథ్యంలో సైబర్ నిందితులు కొత్త దందాకు తెరలేపారు. సైబర్ నేరగాళ్లు ఆర్మీ అధికారులమంటూ సందేశాలు పంపుతూ.. అందిన కాడికి దండుకుంటున్నారు. దేశ సరిహద్దుల్లో నెలకొన్న ఉద్రిక్త పరిస్థితులను అవకాశంగా మలుచుకుంటున్న సైబర్ నేరగాళ్లు తాము ఆర్మీ అధి కారులమని చెప్పుకుంటూ అమాయక ప్రజలకు సందేశాలు పంపుతూ, విరాళాల పేరుతో డబ్బులు వసూలు చేస్తున్నారు.

ఇలాంటి నకిలీ ఆర్మీ అధికారుల పట్ల అప్రమత్తంగా ఉండాలని టీజీఎస్ఆర్టీసీ ఎండీ వీసీ సజ్జనార్ ప్రజలను హెచ్చరించారు. ఈ మేరకు ఆయన ట్విట్టర్ వేదికగా ఒక పోస్ట్ చేశారు. అందులో ఆయన.. కొందరు మోసగాళ్లు ఆర్మీ అధికా రులమని నమ్మబలుకుతూ ప్రజలకు డొనేషన్ల కోసం మెసేజ్‌లు పంపు తున్నారని తెలిపారు. దేశం క్లిష్ట పరిస్థితుల్లో ఉన్నందున విరాళాలు ఇవ్వా లని కోరుతున్నారని, దీనిని నమ్మి చాలా మంది డబ్బులు చెల్లిస్తున్నారని ఆయన ఆందోళన వ్యక్తం చేశారు. ఇలాంటి మోసాలు జరుగుతు న్నాయని గుర్తించిన సీపీ సజ్జనార్, ప్రజలు అప్రమత్తంగా ఉండాలని సూచించారు. ఎవరైనా ఆర్మీ అధికారి పేరుతో డొనేషన్ అడిగితే వెంటనే అనుమానించాలని, ఎలాంటి డబ్బులు చెల్లించవద్దని ఆయన స్పష్టం చేశారు. ఒకవేళ అనుమానాస్పద సందేశాలు వస్తే వెంటనే పోలీసులకు సమాచారం ఇవ్వాలని ఆయన కోరారు.

దేశభక్తిని అడ్డుపెట్టుకుని అమాయక ప్రజలను మోసం చేస్తున్న ఇలాంటి సైబర్ నేరగాళ్ల పట్ల ప్రజలు అప్రమత్తంగా ఉండటం చాలా ముఖ్యం. ఎలాంటి విరాళాలు ఇవ్వాలన్నా అధికారిక ప్రకటనలు చూసి, ధృవీకరించుకున్న తర్వాతే స్పందించాలని పోలీసులు సూచిస్తున్నారు. ఈ సైబర్ మోసాలపై ప్రజలు అవగాహన కలిగి ఉండటం ద్వారా ఆర్థికంగా నష్టపోకుండా ఉండవచ్చని ఆయన సూచించారు.

NAGARJUNA NACL

ఎన్ఎసిఎల్ ఇండస్ట్రీస్ లిమిటెడ్

సిఐఎన్ : ఎల్24219టిజి1986పిఎల్‌సి016607

నమోదిత కార్యాలయం : ప్లాట్ నెం.12-ఎ, 'సి'బ్లాక్, లక్ష్మీ టవర్స్, నెం. 8-2-248/1/7/78, నాగార్జున హిల్స్, పంజాగుట్ట, హైదరాబాద్ - 500 082. తెలంగాణ రాష్ట్రం, ఇండియా. ఫోన్ నెం.040-24405100.

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పోస్టల్ బ్యాలెట్ మరియు రిమోట్ ఇ-ఓటింగ్ సమాచారం యొక్క నోటీసు

మెసర్స్ ఎన్ఎసిఎల్ ఇండస్ట్రీస్ లిమిటెడ్ (ది కంపెనీ) యొక్క సభ్యులకు ఇందుమూలముగా తెలియజేయునది ఏమనగా సెబీ (లిస్టింగ్ ఆబ్లిగేషన్లు మరియు డిస్‌క్లోజర్ అవశ్యకతలు) రెగ్యులేషన్స్ 2015 ("లిస్టింగ్ రెగ్యులేషన్స్") ఇనిస్టిట్యూట్ ఆఫ్ కంపెనీ సెక్రటరీస్ ఆఫ్ ఇండియా వారిచే జారీ చేయబడిన సెక్రటేరియల్ స్టాండర్డ్-2 మరియు ఏవేని ఇతర వర్తించు చట్టాలు మరియు రెగ్యులేషన్స్ సహా జనరల్ సర్క్యులర్ నెం.14/2020 తేది : ఏప్రిల్ 08, 2020, 17/2020 తేది : ఏప్రిల్ 13, 2020, 22/2020 తేది : జూన్ 15, 2020, 33/2020 తేది : సెప్టెంబర్ 28, 2020, 39/2020 తేది : డిసెంబర్ 31, 2020, 10/2021 తేది : జూన్ 23, 2021, 20/2021 తేది : డిసెంబర్ 08, 2021, 3/2022 తేది : మే 05, 2022 మరియు 11/2022 తేది: డిసెంబరు 28, 2022, 09/2023 తేది సెప్టెంబర్ 25, 2023 మరియు 09/2024, తేది : సెప్టెంబర్ 19, 2024 ప్రకారం సహా ఇందుకు సంబంధించి జారీ చేయబడిన ఏవేని ఇతర సర్క్యులర్లు ("సంబంధిత సర్క్యులర్లు") ప్రకారం రిమోట్ ఇ-ఓటింగ్ ద్వారా పోస్టల్ బ్యాలెట్ ప్రక్రియ నిర్వహించుటకు /సాధారణ సమావేశంలు జరుపుటకు కార్పొరేట్ వ్యవహారాల మంత్రిత్వశాఖ (ఎంసిఎ)చే పేర్కొనబడిన మార్గదర్శకాలకు అనుగుణంగా మరియు సమయానికి అమలులో ఉన్న ఏదేని చట్టబద్ధ సవరణ(లు), మాడిఫికేషన్(లు) వేరియేషన్(లు) లేదా రీ-ఎనాక్ట్‌మెంట్(లు) సహా కంపెనీలు (మేనేజ్‌మెంట్ మరియు అడ్మినిస్ట్రేషన్) రూల్స్ 2014 ("ది రూల్స్") యొక్క రూల్ 20 మరియు 22తో చదవబడే కంపెనీల చట్టం, 2013("ది యాక్ట్") యొక్క సెక్షన్ 108, సెక్షన్ 110 యొక్క నిబంధనలు మరియు ఏవేని ఇతర వర్తించు నిబంధనలు అనుసరించి ఎలక్ట్రానిక్ పద్ధతి ద్వారా మాత్రమే ("రిమోట్ ఇ-ఓటింగ్") ఓటింగ్ ద్వారా పోస్టల్ బ్యాలెట్ పద్ధతి ద్వారా ఆమోదం కొరకు కంపెనీ సభ్యులచే పరిశీలించుట కొరకు ఈ నోటీసులో పొందుపరిచిన తీర్మానం ప్రతిపాదించబడినది.

ఎంసిఎ మరియు సెబీ సర్క్యులర్ల నిబంధనల మేరకు డిపాజిటరీ పార్టిసిపెంట్(లు)/కంపెనీ/రిజిస్ట్రార్ మరియు వాటాబదిలీ ఏజెంట్ ("ఆర్‌టిఎ") అనగా ఎక్స్ఎల్ సాఫ్ట్‌టెక్ సిస్టమ్స్ లిమిటెడ్ వారితో వారి ఇ-మెయిల్ చిరునామాలు నమోదు కాబడిన కంపెనీ సభ్యులకు మాత్రమే ఎలక్ట్రానిక్ విధానం ద్వారా నోటీసు పంపబడినది. నోటీసు ఎలక్ట్రానిక్ పద్ధతి ద్వారా పంపుటను మే 09, 2025న పూర్తి చేసినది.

ప్రక్రియ మరియు రిమోట్ ఇ-ఓటింగ్ యొక్క విధానం సూచిస్తూ ఇతర విషయాలతో పాటు నోటీసు కంపెనీ యొక్క వెబ్‌సైట్ www.naclind.com, స్టాక్ ఎక్ఛేంజ్‌ల యొక్క వెబ్‌సైట్ అనగా బిఎస్ఇ లిమిటెడ్ www.bseindia.com మరియు నేషనల్ స్టాక్ ఎక్ఛేంజ్ ఆఫ్ ఇండియా లిమిటెడ్ www.nseindia.com మరియు సిడిఎస్ఎల్ యొక్క వెబ్‌సైట్ https://www.evotingindia.com వద్ద కూడా అందుబాటులో కలదు. సమయానుకూలముగా సవరించిన విధముగా కంపెనీలు (యాజమాన్యం మరియు పరిపాలన) రూల్స్ 2014 ("రూల్స్") యొక్క రూల్ 20తో చదువుకొనే చట్టం యొక్క సెక్షన్ 108 క్రింద నిబంధనలు, లిస్టింగ్ రెగ్యులేషన్లు యొక్క రెగ్యులేషన్ 44 మరియు ఐసిఎస్ఐ వారిచే జారీ చేయబడిన ఎస్-ఎస్-2 అనుసరించి కంపెనీ వారు ప్రతిపాదించిన వ్యాపారములు నిర్వర్తించుటకు సంబంధించి ఎలక్ట్రానిక్ విధానం ద్వారా వారు ఓటు వేయుటకు తన సభ్యులకు వీలుగా తన సభ్యులకు రిమోట్ ఇ-ఓటింగ్ సదుపాయం కల్పించుట కొరకు సెంట్రల్ డిపాజిటరీ సర్వీసెస్ (ఇండియా) లిమిటెడ్ (సిడిఎస్ఎల్) వారిని నియమించినది.

రూల్స్‌తో చదువుకొనే చట్టం, ఎస్ఎస్-2 మరియు ఎంసిఎ సర్క్యులర్లను అనుసరించి వివరాలు దిగువ ఇవ్వబడినవి. :

ఎ) భౌతిక రూపం లేదా డీమెటీరియలైజ్డ్ రూపంలో శుక్రవారం మే 02, 2025 ("కటాఫ్ తేది") నాటికి వాటాలు కలిగిన సభ్యులు మాత్రమే రిమోట్ ఇ-ఓటింగ్ ద్వారా ఓటు వేయుటకు వారి హక్కు వినియోగించుటకు అర్హులు. కటాఫ్ తేదీ నాటికి సభ్యులుకానీ ఏ వ్యక్తి అయినా సమాచారం కొరకు ఉద్దేశించినదిగా మాత్రమే నోటీసును చదువుకొనగలరు.

బి) ఇ-మెయిల్ చిరునామాలు నమోదు చేసుకొనుట /అప్‌డేట్ చేసుకొను విధానం :

- భౌతిక రూపంలో వాటాలు కలిగిన వారి కొరకు - ఫోలియో నెం, వాటాదారుని పేరు, వాటా సర్టిఫికేటు (ముందు మరియు వెనుక) యొక్క స్కాన్ చేసిన ప్రతి, పాన్ (పాన్ కార్డు యొక్క స్వయం ధృవీకృత స్కాన్ చేసిన ప్రతి), ఆధార్ (ఆధార్‌కార్డు యొక్క స్వయం ధృవీకృత స్కాన్ చేసిన ప్రతి), వంటి అవసరమైన వివరాలను కంపెనీ/ఆర్‌టిఎ ఇ-మెయిల్ ఐడి వారికి మెయిల్ చేయుట ద్వారా తెలుపగలరు.
- డీమ్యాట్ రూపంలో వాటాలు కలిగిన వారి కొరకు - మీ సంబంధిత డిపాజిటరీ పార్టిసిపెంట్ (డిపి)తో మీ ఇ-మెయిల్ ఐడి మరియు మొబైల్ నెం.ను దయచేసి అప్‌డేట్ చేసుకొనగలరు.
- వ్యక్తిగత డీమ్యాట్ రూపంలో వాటాదారుల కొరకు - తప్పనిసరిగా డిపాజిటరీ ద్వారా సమావేశాలలో వర్చువల్‌గా హాజరగుట మరియు ఇ-ఓటింగ్ కొరకు మీ సంబంధిత డిపాజిటరీ పార్టిసిపెంట్ (డిపి)తో మీ ఇ-మెయిల్ ఐడి మరియు మొబైల్ నెం.ను దయచేసి అప్‌డేట్ చేసుకొనగలరు.
- లిస్టెడ్ కంపెనీలచే ఏర్పాటు చేయబడిన ఇ-ఓటింగ్ సదుపాయం పై సెబీ సర్క్యులర్ తేది డిసెంబర్ 09, 2020 యొక్క నిబంధనల మేరకు డీమాట్ రూపంలో సెక్యూరిటీలు కలిగిన వ్యక్తిగత వాటాదారులు డిపాజిటరీలు మరియు డిపాజిటరీ పార్టిసిపెంట్స్‌తో నిర్వహించబడుతున్న వారి డీమ్యాట్ ఖాతా ద్వారా ఓటు వేయుటకు అనుమతించబడుతారు. ఇ-ఓటింగ్ సదుపాయం అనుమతించుటకు వీలుగా వారి డీమ్యాట్ ఖాతాలో వారి మొబైల్ నెం.మరియు ఇ-మెయిల్ ఐడిలను సరైన విధముగా అప్‌డేట్ చేసుకొనవలసినదిగా వాటాదారులను కోరడమైనది.

సి) ఇ-ఓటింగ్ ద్వారా ఓటు వేయు విధానం : ఇ-ఓటింగ్ విధానం ద్వారా నోటీసులో పేర్కొన్న విధముగా వ్యాపారములపై రిమోట్ విధానంలో వారి ఓట్లు వేయుటకు సభ్యులకు అవకాశం ఇవ్వబడుచున్నది. ఇ-ఓటింగ్ ద్వారా ఓట్లు వేయుట కొరకు లాగిన్ యోగ్యతలు పైన తెల్పిన పద్ధతిలో విజయవంతముగా వారి ఇ-మెయిల్ చిరునామాలు నమోదు కాబడిన తరువాత ఇ-మెయిల్ ద్వారా సభ్యులకు అందుబాటులో ఉండును. ఇ-ఓటింగ్ ద్వారా ఓట్లు వేయుట కొరకు సవివర ప్రక్రియ నోటీసులో తెలుపబడినది. వివరాలు కంపెనీ యొక్క వెబ్‌సైట్‌లో కూడా అందుబాటులో కలవు.

డి) రిమోట్ ఇ-ఓటింగ్ కాలం శనివారం, మే 10, 2025న ఉ॥9.00గం॥లు (ఐఎస్‌టి) ప్రారంభమగును మరియు ఆదివారం జూన్ 08, 2025న సా॥5.00గం॥లు (ఐఎస్‌టి)లకు ముగుస్తుంది. సిడిఎస్ఎల్ వారిచే ఆ తరువాత ఓటింగ్ కొరకు రిమోట్ ఇ-ఓటింగ్ మాడ్యూల్ నిలిపివేయబడును . మరియు ఓటింగ్ అనుమతించబడదు.

ఇ) తీర్మానంపై ఒక సారి ఓటు వేసిన తరువాత తదుపరి దానిని మార్చుకొనుటకు సభ్యులు అనుమతించబడరు.

ఎఫ్) కటాఫ్ తేది (కంపెనీ/ఆర్‌టిఎ/డిపాజిటరీలతో వారి ఇ-మెయిల్ చిరునామాలు నమోదు కాబడని కారణంగా నోటీసు స్వీకరించని సభ్యులతో సహా) నాటికి కంపెనీ యొక్క సభ్యులందరూ నోటీసులో నిర్దేశించిన ప్రక్రియను అనుసరించి ప్రతిపాదిత వ్యాపారములకు సంబంధించి ఓటు చేయుటకు హక్కు కలిగి ఉంటారు.

జి) నిజాయితీ మరియు పారదర్శక పద్ధతిలో రిమోట్ ఇ-ఓటింగ్ ప్రక్రియ ద్వారా పోస్టల్ బ్యాలెట్ నిర్వహించుట కొరకు పరిశీలకునిగా శ్రీ ఎస్ శ్రీకాంత్ భాగస్వామి (ఎం. నెం. ఎ22119) రిప్రజెంటింగ్ మెసర్స్ బి.ఎస్ ఎస్ & అసోసియేట్స్, ప్రాక్టీసింగ్ కంపెనీ సెక్రటరీలను నియమించినది.

హెచ్) రిమోట్ ఇ-ఓటింగ్ ద్వారా పోస్టల్ బ్యాలెట్ ద్వారా నిర్వహించనున్న ప్రత్యేక వ్యాపారముల కొరకు రిమోట్ ఇ-ఓటింగ్ పై సవివర సూచనల కొరకు నోటీసును సభ్యులు దయచేసి పరిశీలించగలరు.

సిడిఎస్ఎల్ ఇ-ఓటింగ్ విధానం నుండి ఇ-ఓటింగ్‌కు సంబంధించి సమస్యలు లేదా ఏవేని సందేహాలు మీరు కలిగియున్న helpdesk.evoting@cdslindia.com నకు ఇ-మెయిల్ ద్వారా తెలుపగలరు. లేదా టోల్ ఫ్రీ నెం.1800 22 55 33 వద్ద సంప్రదించగలరు.

ఎలక్ట్రానిక్ విధానం ద్వారా ఓటింగ్ కొరకు సదుపాయానికి సంబంధించి అన్ని వివాదాల కొరకు శ్రీ రాకేష్ దల్వీ, సీనియర్ మేనేజర్, సెంట్రల్ డిపాజిటరీ సర్వీసెస్ (ఇండియా) లిమిటెడ్, ఎ-వింగ్, 25వ అంతస్తు, మారథాన్ ఫ్యూచరెక్స్, మఫత్‌లాల్ మిల్ కాంపౌండ్స్, ఎన్.ఎం.జోషి మార్గ్, లోయర్ పరేల్ (ఈస్ట్), ముంబాయి-400013 వారికి తెలుపగలరు. లేదా helpdesk.evoting@cdslindia.com నకు ఇ-మెయిల్ పంపగలరు లేదా టోల్ ఫ్రీ నెం.1800 22 55 33 వద్ద కాల్ చేయగలరు.

ఎన్ఎసిఎల్ ఇండస్ట్రీస్ లిమిటెడ్ కొరకు

సం/-

సతీష్ కుమార్ సుబుధి

వైస్ ప్రెసిడెంట్-లీగల్ & కంపెనీ సెక్రటరీ

ఎఫ్‌సిఎస్ 9085

ప్రదేశం : హైదరాబాద్

తేది : మే 09, 2025

మూడురోజుల పాటు వర్షాలు

హైదరాబాద్, ఆంధ్రప్రభ: రాష్ట్రంలో కొద్దిరోజులుగా నెలకొన్న భిన్న వాతావరణ పరిస్థితులు కొనసాగుతున్నాయి. ఉదయం నుంచి మధ్యాహ్నం వరకు మండుటెండలు కాస్తుండగా సాయంత్రం ఉన్నట్టుండి వర్షాలు కురుస్తున్నాయి. ఈ నేపథ్యంలో గత ఏడాదితో పోల్చితే ఈ ఏడాది ఉష్ణోగ్రతలు రికార్డు స్థాయిలో నమోదవుతున్నాయి. అదే సమయంలో మరో మూడు రోజులపాటు వర్షాలు కురుస్తాయని హైదరాబాద్ వాతావరణ కేంద్రం హెచ్చరించింది. ఉరుములు, మెరుపులు ఈదురుగాలులతో కూడిన వర్షాలు కురుస్తాయని వివరించింది. తెలంగాణలోని పలు జిల్లాలో భారీ వర్షాలు పడే అవకాశం ఉందని వాతావరణ హెచ్చరించింది. రాష్ట్రంలోని పలు ప్రాంతాల్లో ఈదురుగాలులతో కూడిన, మోస్తరు నుంచి తేలిక పాటి వర్షాలు కురుస్తాయని తెలిపింది. ఈ నేపథ్యంలో 33 జిల్లాలకు ఎల్లో అలర్ట్ జారీ చేసింది. మూడు రోజులు తెలంగాణలో వర్షాలు కురవనున్నట్లు పేర్కొంది. పలు జిల్లాల్లో శనివారం తేలికపాటి వర్షాలు కురుస్తాయని తెలిపింది. జయశంకర్ భూపాలపల్లి, ములుగు, భద్రాద్రి కొత్తగూడెం, ఖమ్మం, నల్గొండ, సూర్యాపేట, మహబూబాబాద్, వరంగల్, హన్మకొండ, జనగాం, సిద్దిపేట, యాదాద్రి భువనగిరి, రంగారెడ్డి, హైదరాబాద్, మేడ్చల్ మల్కాజ్‌గిరి, నాగర్ కర్నూల్, జోగులాంబ గద్వాల జిల్లాలలో వర్షాలు కురుస్తాయని తెలిపారు. పలు ప్రాంతాల్లో ఉరుములు, మెరుపులు పిడుగులు పడే చాన్స్ ఉందని వాతావరణ శాఖ వెల్లడించింది. గంటకు 30 నుంచి 40 కిలోమీటర్ల వేగంతో ఈదురు గాలులు వీస్తాయని సూచించింది. కొన్నిసార్లు గాలి వేగం గంటకు 50 కిలోమీటర్లకు కూడా పెరుగుతుంది అని అంచనా వేసింది.

డైరెక్టర్ జనరల్ ఆఫ్ ఎంప్లాయ్‌మెంట్

లేబర్ మరియు ఎంప్లాయ్‌మెంట్ మంత్రిత్వ శాఖ

భారత ప్రభుత్వం, శ్రమశక్తి భవన్

రఫీ మార్గ్, న్యూఢిల్లీ-110001

ప్రకటన నెం. 02/2025

01.07.2025 నుండి ప్రారంభమయ్యే (1) స్పెషల్ కోచింగ్ (2) '0' లెవల్ ఒక సంవత్సరం సాఫ్ట్‌వేర్ ట్రైనింగ్ (3) '0' లెవల్ కంప్యూటర్ హార్డ్‌వేర్ మెయింటెనెన్స్ ట్రైనింగ్ (సిహెచ్ఎం) (4) ఆఫీస్ ఆటోమేషన్, అకౌంటింగ్ మరియు పబ్లిషింగ్ అసిస్టెంట్ (5) కంప్యూటర్ అప్లికేషన్ మరియు బిజినెస్ అకౌంటింగ్ అసోసియేట్ (6) సైబర్ సెక్యూర్ వెబ్ డెవలప్‌మెంట్ అసోసియేట్ ప్రోగ్రాం కొరకు అర్హతగల ఎస్‌సి/ఎస్‌టి ఉద్యోగార్థుల నుండి దరఖాస్తులు ఆహ్వానించబడుచున్నవి.

ఎస్‌సి/ఎస్‌టి కొరకు నేషనల్ కెరీర్ సర్వీస్ సెంటర్స్ వారు వివిధ ప్రదేశాల వద్ద ఎస్‌సి/ఎస్‌టి ఉద్యోగార్థుల కొరకు ఉచితంగా దిగువ కోర్సులు ప్రతిపాదిస్తున్నారు. కోర్సు కాల వ్యవధిలో, ప్రతి నెలా రూ.1,000/- చొప్పున స్టైఫండ్ కొరకు అభ్యర్థి అర్హుడుగా ఉంటాడు.

ట్రైనింగ్ ప్రోగ్రాంల కొరకు అర్హతా ప్రాతిపదిక వివరాలు దిగువ విధముగా ఉంటాయి.

క్ర. సం.	కోర్సు పేరు	కోర్సు కాల వ్యవధి	వయో పరిమితి	కనీస అర్హత	కుటుంబ ఆదాయం	పుస్తకాలు & స్టేషనరీ	ప్రారంభమయ్యే అంచనా తేది
1	స్పెషల్ కోచింగ్ స్కీం	ఒక సంవత్సరం	18-27 సంవత్సరాలు (01.07.2025 నాటికి)	10+2	వార్షికంగా రూ.3.00 లక్షలు	ఉచితం	01.07.2025
2	ఎన్ఐఇఎల్ఐటి ద్వారా '0' లెవల్ ఒక సంవత్సరం కంప్యూటర్ శిక్షణ	ఒక సంవత్సరం	18-30 సంవత్సరాలు (01.07.2025 నాటికి)	10+2	వార్షికంగా రూ.3.00 లక్షలు	ఉచితం	01.07.2025
3	ఎన్ఐఇఎల్ఐటి ద్వారా '0' లెవల్ కంప్యూటర్ హార్డ్‌వేర్ మెయింటెనెన్స్ శిక్షణ	ఒక సంవత్సరం	18-30 సంవత్సరాలు (01.07.2025 నాటికి)	10+2	వార్షికంగా రూ.3.00 లక్షలు	ఉచితం	01.07.2025
4	ఎన్ఐఇఎల్ఐటి ద్వారా ఆఫీస్ ఆటోమేషన్, అకౌంటింగ్ మరియు పబ్లిషింగ్ అసిస్టెంట్	ఒక సంవత్సరం	18-30 సంవత్సరాలు (01.07.2025 నాటికి)	10+2	వార్షికంగా రూ.3.00 లక్షలు	ఉచితం	01.07.2025
5	ఎన్ఐఇఎల్ఐటి ద్వారా కంప్యూటర్ అప్లికేషన్ మరియు బిజినెస్ అకౌంటింగ్ అసోసియేట్	ఒక సంవత్సరం	18-30 సంవత్సరాలు (01.07.2025 నాటికి)	10+2	వార్షికంగా రూ.3.00 లక్షలు	ఉచితం	01.07.2025
6	ఎన్ఐఇఎల్ఐటి ద్వారా సైబర్ సెక్యూర్డ్ వెబ్ డెవలప్‌మెంట్ అసోసియేట్	ఒక సంవత్సరం	18-30 సంవత్సరాలు (01.07.2025 నాటికి)	10+2	వార్షికంగా రూ.3.00 లక్షలు	ఉచితం	01.07.2025

ఆసక్తిగల ఎస్‌సి/ఎస్‌టి ఉద్యోగార్థులు www.ncs.gov.in లేదా www.dge.gov.in దర్శించవలెను మరియు పైన పేర్కొనబడిన ప్రోగ్రాంలో పాల్గొనుటకు ఆసక్తిగల అభ్యర్థులు ఎస్‌సి/ఎస్‌టి కొరకు నేషనల్ కెరీర్ సర్వీస్ సెంటర్ (డిజిఇ వెబ్‌సైట్ లేదా ఎన్‌సిఎస్ పోర్టల్‌పై జాబితా చూడవచ్చును) నకు వారి దరఖాస్తులు (జతచేయబడిన నమూనాలో) సమర్పించవలెను. ఎస్‌సి/ఎస్‌టి కొరకు ఎన్‌సిఎస్‌సి నకు దరఖాస్తు సమర్పించుటకు చివరి తేది 31.05.2025. అభ్యర్థులు ఒక కోర్సు కొరకు మాత్రమే పరిశీలించబడతారు. అభ్యర్థులు వారి ప్రాధాన్యతల ప్రకారం కోర్సుల యొక్క వారి ఎంపికను తెలియజేయవచ్చు.

CBC23105/11/0002/2526